Acadia Realty Trust
1311 Mamaroneck Avenue
Suite 260
White Plains, NY 10605

July 1, 2015

VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Acadia Realty Trust Registration Statement on Form S-3 Filed on April 3, 2015 and Amended June 18, 2015 File No. 333-203236 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Acadia Realty Trust (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Registration Statement effective as of Thursday, July 2, 2015 at 1:00 pm Eastern Time, or as soon thereafter as practicable.

In connection with this request for acceleration, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed resale of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Mark Schonberger by telephone at (212) 813-8842.

Very truly yours,

ACADIA REALTY TRUST

By:	/s/ Jonathan W. Grisham
	Name:	Jonathan W. Grisham
	Title:	Senior Vice President and Chief Financial
Officer